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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

    Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Juno Online Services, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
64122R109 (CUSIP Number)
Fredric A. Randall NetZero Inc. 2555 Townsgate Road Westlake Village, California 91361-2650 Telephone (805) 418-2000 Facsimile (805) 418-2001
Copy to: Richard S. Chernicoff Brobeck, Phleger & Harrison LLP 550 South Hope Street Los Angeles, California 90071 Telephone (213) 489-4060 Facsimile (213) 745-3345
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 7, 2001 (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box / /.

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 7 Pages

CUSIP No. 64122R109	13D	Page 2 of 7 Pages

(1)	Names of Reporting Persons: NETZERO, INC. I.R.S. Identification Nos. of Above Persons (Entities Only): 95-4644384

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 13,410,285

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,410,285

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11) 32.13%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 64122R109	13D	Page 3 of 7 Pages

Item 1. Security and Issuer

    The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Juno Online Services, Inc., a Delaware Corporation (the "Issuer"), with its principal executive offices located at 1540 Broadway, New York, NY 10036.

Item 2. Identity and Background

    This Statement is being filed by NetZero, Inc., a Delaware corporation ("NetZero"). The address of the principal executive office of NetZero is 2555 Townsgate Road, Westlake Village, California 91361.

    Information regarding the directors and executive officers of NetZero is set forth on Schedule I attached hereto. All of the directors and executive officers of NetZero are U.S. citizens.

    During the last five years, to the knowledge of NetZero, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

    On June 7, 2001, NetZero, the Issuer, United Online, Inc., a Delaware corporation ("United Online"), NZ Acquisition Corp. and JO Acquisition Corp. entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which NetZero and the Issuer will effect a business combination, upon the terms and subject to the conditions set forth in the Merger Agreement (the "Mergers") and resulting in each of NetZero and the Issuer becoming a wholly owned subsidiary of United Online.

    In connection with the Merger Agreement, NetZero entered into voting agreements, dated as of June 7, 2001 (collectively, the "Voting Agreements"), with each of Charles Ardai, President and Chief Executive Officer of the Issuer, Harshan Bhangdia, Senior Vice President and Chief Financial Officer of the Issuer, Richard Buchband, Senior Vice President and General Counsel of the Issuer, Louis Salkind, a director of the Issuer and David E. Shaw, Chairman of the Board of Directors of the Issuer (collectively, the "Stockholders"). Pursuant to the Voting Agreements, each of the Stockholders has agreed that from June 7, 2001 until the termination of the Voting Agreements, such Stockholder will vote or cause to be voted the shares of Common Stock over which such Stockholder has voting power to adopt the Merger Agreement (as more fully described in Item 6).

Item 4. Purpose of Transaction

    The purpose of entering into the Voting Agreements was to acquire beneficial ownership of the Stockholders' shares of Common Stock in order to facilitate the adoption of the Merger Agreement by the Stockholders.

    Other than as described above, NetZero currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although NetZero reserves the right to develop such plans).

CUSIP No. 64122R109	13D	Page 4 of 7 Pages

Item 5. Interest in Securities of the Issuer

    (a)-(b) NetZero beneficially owns and has the shared power to vote 13,410,285 shares of Common Stock, representing 32.13% of the outstanding shares of the Issuer. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to NetZero by the Issuer as outstanding as of June 7, 2001. Except as set forth herein, to the knowledge of NetZero, no director or executive officer of NetZero beneficially owns any other shares of the Issuer.

    (c) There have been no transactions by NetZero in securities of the Issuer during the past sixty days. To the knowledge of NetZero, there have been no transactions by any director or executive officer of NetZero in securities of the Issuer during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    In connection with the Merger Agreement, David E. Shaw and certain other entities (collectively, the "Parties") executed a letter to NetZero agreeing to amend the registration rights agreement under which the Parties had rights to cause the Issuer (and, after closing of the Mergers, United Online) to register under the Securities Act of 1933 (the "Securities Act") the Parties' Common Stock in the Issuer (or, after closing of the Mergers, the Parties' common stock in United Online) such that the current persons or entities who have rights to require NetZero to register their common stock in NetZero under the Securities Act shall be able to have such rights pari passu with the Parties' registration rights.

    Pursuant to the Voting Agreements, each of the Stockholders agreed that from June 7, 2001 until the termination of the Voting Agreements, at every meeting of the stockholders of the Issuer called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Issuer with respect to any of the following, such Stockholder will vote or cause to be voted such Stockholder's shares of Common Stock (x) in favor of (i) adoption of the Merger Agreement (ii) waiving any notice that may have been or may be required relating thereto and (iii) any matter that would reasonably be expected to facilitate the Mergers and (y) against any matter that would reasonably be expected to hinder, impede, prevent or delay the consummation of the Mergers. Additionally, such Stockholder may not enter into any agreement or understanding with any person to vote or give instructions inconsistent with clause "(x)" or "(y)" of the preceding sentence. In connection with the Voting Agreements, the Stockholders also have granted proxies to certain officers of NetZero to vote their Common Stock in the manner described above.

    The descriptions of the Merger Agreement and the Voting Agreements contained in this Statement are qualified in their entirety by reference to such agreements, a copy or form of which appear as Exhibits 1 and 2 hereto, respectively.

Item 7. Material to be Filed as Exhibits

  1.
  Agreement and Plan of Merger, dated as of June 7, 2001, among Juno Online Services, Inc., NetZero, Inc., United Online, Inc., JO Acquisition Corp. and NZ Acquisition Corp. (incorporated herein by reference to Exhibit 2.1 to the Issuer's Form 8-K, filed with the SEC on June 12, 2001).

  2.
  Form of Voting Agreement, dated as of June 7, 2001, by and between NetZero, Inc. and the undersigned stockholder of Juno Online Services, Inc. (incorporated herein by reference to Exhibit 99.1 to the Issuer's Form 8-K, filed with the SEC on June 12, 2001).

  3.
  Form of Letter to NetZero, dated as of June 7, 2001, regarding registration rights of certain entities.

CUSIP No. 64122R109	13D	Page 5 of 7 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NetZero, Inc.
June 18, 2001
(Date)
/s/ MARK R. GOLDSTON (Signature)
Mark R. Goldston Chairman and Chief Executive Officer (Name/Title)

CUSIP No. 64122R109	13D	Page 6 of 7 Pages

EXHIBIT INDEX

  1.
  Agreement and Plan of Merger, dated as of June 7, 2001, among Juno Online Services, Inc., NetZero, Inc., United Online, Inc., JO Acquisition Corp. and NZ Acquisition Corp. (incorporated herein by reference to Exhibit 2.1 to the Issuer's Form 8-K, filed with the SEC on June 12, 2001).

  2.
  Form of Voting Agreement, dated as of June 7, 2001, by and between NetZero, Inc. and the undersigned stockholder of Juno Online Services, Inc. (incorporated herein by reference to Exhibit 99.1 to the Issuer's Form 8-K, filed with the SEC on June 12, 2001).

  3.
  Form of Letter to NetZero, dated as of June 7, 2001, regarding registration rights of certain entities.

CUSIP No. 64122R109	13D	Page 7 of 7 Pages

SCHEDULE I

    The name, present principal occupation and business address of each director and executive officer of NetZero, Inc is set forth below. Except as indicated, the business address of each person listed below is 2555 Townsgate Road, Westlake Village, California 91361. Each person is a citizen of the United States of America.

Name and Title	Present Principal Occupation and Name of Employer
Mark R. Goldston Chairman, Chief Executive Officer and Director	Chairman, Chief Executive Officer and Director of NetZero, Inc.
Ronald T. Burr President and Director	President and Director of NetZero, Inc.
James T. Armstrong Director	Managing Director Clearstone Venture Partners 130 West Union Street Pasadena, CA 91103
Jennifer S. Fonstad Director	Partner Draper Fisher Jurvetson 400 Seaport Court, Suite 350 Redwood City, CA 94063
Robert Berglass Director	Director of NetZero, Inc.
Dennis Holt Director	Chairman and Chief Executive Officer Patriot Communications LLC 8544 Sunset Blvd. Los Angeles, CA 90069
Stacy A. Haitsuka Senior Vice President of Technology	Senior Vice President of Technology of NetZero, Inc.
Charles S. Hilliard Senior Vice President of Finance and Chief Financial Officer	Senior Vice President of Finance and Chief Financial Officer of NetZero, Inc.
Frederic A. Randall, Jr. Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of NetZero, Inc.
Robert J. Taragan Senior Vice President and General Manager of CyberTarget	Senior Vice President and General Manager of CyberTarget of NetZero, Inc.
Brian Woods Senior Vice President and Chief Marketing Officer	Senior Vice President and Chief Marketing Officer of NetZero, Inc.
Gerald Popek Senior Vice President and Chief Technical Officer	Senior Vice President and Chief Technical Officer of NetZero, Inc.

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SCHEDULE 13D
SIGNATURE
EXHIBIT INDEX
SCHEDULE I